Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  1-844-364-1830

NYSE MKT:  TRX

Fax:  1-860-799-0350

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – March 21, 2016

Tanzanian Royalty Reports Annual General Meeting Voting Results

TORONTO, ONTARIO--(Marketwired March 21, 2016) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") announces the voting results from its 2016 annual and special meeting held on March 16, 2016.

A total of 51,934,382 common shares were voted representing 48.05% of the issued and outstanding common shares of the Company.  Shareholders voted in favour of all items of business before the Meeting, including the election of all directors as follows:

	Votes For	Votes Withheld
James E. Sinclair	20,132,373 (98.42%)	322,327 (1.58%)
Norman Betts	19,929,183 (97.43%)	525,517 (2.57%)
William Harvey	19,836,017 (96.98%)	618,683 (3.02%)
Rosalind Morrow	20,206,091 (98.78%)	248,609 (1.22%)
Ulrich E. Rath	20,186,891 (98.69%)	267,809 (1.31%)

Respectfully Submitted,

James E. Sinclair

President and CEO

CONTACT INFORMATION

Tanzanian Royalty Exploration Corporation Investor Relations

1-844-364-1830 investors@TanzanianRoyalty.com www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release